SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Valaris plc
(Name of Issuer)

Class A Ordinary Shares, $0.40 par value
(Title of Class of Securities)

G9402V109
(CUSIP Number)

Shawn Singh
Luminus Management, LLC
1700 Broadway, 26th Floor
New York, NY 10019
(212) 424-2800

with a copy to:

Eleazer Klein, Esq. Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2020
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 7 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9402V109	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Luminus Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,982,076 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,982,076 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,982,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G9402V109	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Luminus Energy Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,982,076 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,982,076 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,982,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G9402V109	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Jonathan Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,982,076 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,982,076 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,982,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G9402V109	SCHEDULE 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

On January 24, 2020, Luminus Management entered into a cooperation and support agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which the Issuer has agreed that the Board will appoint Adam Weitzman (“Mr. Weitzman”) to the Board as a director effective five business days following January 27, 2020, which was the date on which the Issuer filed a Current Report on Form 8-K announcing the entry into the Cooperation Agreement.

The Issuer also agreed that (i) the Board will nominate Mr. Weitzman, Frederick Arnold and Georges Lambert (collectively, the “New Directors”) for election as directors at the Issuer’s 2020 annual general meeting of shareholders (the “2020 Annual General Meeting”), (ii) the Issuer will not nominate for election at the 2020 Annual General Meeting more than 11 director nominees, including each of the New Directors, (iii) the Issuer will recommend, support and solicit proxies for the election of each of the New Directors at the 2020 Annual General Meeting in the same manner and to the same extent as for the Issuer’s other nominees and (iv) until the conclusion of the 2020 Annual General Meeting, the size of the Board shall be no more than 12 directors and following the conclusion of the 2020 Annual General Meeting and during the Standstill Period (as defined below), the size of the Board shall not be increased above 11 directors without unanimous Board consent.

The Issuer has also agreed to appoint each of the New Directors to at least one of the Board’s standing committees and to appoint Mr. Weitzman as a member of the Finance Committee of the Board (the “Finance Committee”) and the Compensation Committee of the Board. The Issuer will use its reasonable best efforts to engage Torque Point Advisors, LLC as a financial advisor to the Finance Committee within two weeks of execution of the Cooperation Agreement.

Pursuant to the Cooperation Agreement, Mr. Weitzman will tender his resignation as a director (which the Board may or may not accept) if Luminus Management sells shares of Common Stock and after giving effect to such sale Luminus Management’s aggregate beneficial ownership of the then-outstanding Common Stock is below either (i) both (A) 9% of the then-outstanding Common Stock and (B) a value of $140 million or (ii) 5.25% of the Common Stock (such sale resulting in either (i) or (ii), a “Minimum Ownership Event”). Mr. Weitzman further agreed to tender his resignation (which the Board may or may not accept) if Luminus Management (i) nominates director candidates for election at the Issuer’s 2021 annual general meeting of shareholders (the “2021 Annual General Meeting”) or (ii) materially breaches the Cooperation Agreement (subject to a reasonable right to cure such breach).

Pursuant to the Cooperation Agreement, Luminus Management agreed that during the Standstill Period, on any matter brought to a vote of the Issuer’s shareholders, Luminus Management will vote all of its shares of Common Stock (i) against the removal of any directors and in favor of (A) the Issuer’s director nominees, (B) any say-on-pay vote, subject to an exception set forth in the Cooperation Agreement, and (C) any other standard resolutions put to a shareholder vote at the 2020 Annual General Meeting, including, among others, resolutions relating to the directors’ remuneration report and the directors’ remuneration policy, subject to exceptions set forth in the Cooperation Agreement, and (ii) in accordance with the recommendations of the Board on all other matters (other than extraordinary matters at a shareholder meeting involving a merger, acquisition or similar business combination) unless ISS or Glass Lewis recommend otherwise and Luminus Management has not campaigned any such proxy advisory service for such recommendation; provided, however, that Luminus Management will vote its shares of Common Stock in accordance with the recommendation of the Board on any matter that Mr. Weitzman has approved. Luminus Management will not be required to vote in accordance with the above in the event that the Board accepts Mr. Weitzman’s resignation due to the occurrence of a Minimum Ownership Event.

CUSIP No. G9402V109	SCHEDULE 13D/A	Page 6 of 7 Pages

Additionally, Luminus Management agreed that until 30 business days prior to the advance notice deadline for shareholder nominations of directors for the 2021 Annual General Meeting (or the occurrence of a material uncured breach by the Issuer) (the “Standstill Period”), Luminus Management will not, among other things, (i) acquire beneficial ownership of or economic exposure to (A) more than 20% of the Issuer’s then-outstanding Common Stock (including through derivatives or any similar arrangement) or (B) any additional debt securities of the Issuer or any of its subsidiaries; provided that if the Issuer accepts Mr. Weitzman’s resignation due to the occurrence of a Minimum Ownership Event, Luminus Management may acquire such additional debt securities in compliance with applicable insider trading and securities laws, (ii) engage in a short sale transaction or similar arrangement, (iii) engage in any solicitation of proxies of holders of the Issuer’s securities, (iv) present a proposal that publicly seeks additional representation on the Board or the removal of any member of the Board or (v) make any public disclosure or statement regarding any plan or proposal with respect to the Board, the Issuer, its management or policies (including capital allocation), any of its securities or assets or any of its businesses or strategy or disclosing any plan or proposal inconsistent with the Cooperation Agreement. Luminus Management also agreed to abide by certain other customary standstill restrictions during the Standstill Period as set forth in the Cooperation Agreement.

The Issuer further agreed to reimburse Luminus Management for certain reasonable, documented out-of-pocket fees and expenses incurred in connection with Luminus Management’s engagement with the Issuer in an amount not to exceed $3,000,000 in the aggregate.

Each of the parties to the Cooperation Agreement also agreed to mutual non-disparagement obligations.

The foregoing summary of the Cooperation Agreement is not complete and is qualified in its entirety by the full text of the Cooperation Agreement, which is included as Exhibit 5 hereto and is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by the addition of the following:

The Reporting Person’s response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 5:	Cooperation and Support Agreement, dated as of January 24, 2020, by and among Valaris plc and Luminus Management, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 27, 2020)

CUSIP No. G9402V109	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	Director

/s/ Jonathan Barrett
JONATHAN BARRETT